OFI Global Asset Management, Inc.

225 Liberty Street, 16th Floor

New York, New York 10281-1008

August 14, 2015

Via Electronic Transmission

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Williamson:

Thank you for your comments, provided by phone on August 6, to the amended registration statement on Form N-1A (the “Registration Statement”) for Oppenheimer Global Multi-Asset Growth Fund (the “Fund” or “Registrant”) filed on July 29, 2015. We have included each of your comments in italics below, followed by our response. Comments (and their respective comment numbers) referenced below correspond to those provided in your May 29, 2015 comment letter (the “Comment Letter”), which were addressed initially in the Fund’s July 10, 2015 response letter (the “First Response Letter”) and addressed again in the Fund’s second response letter (“Second Response Letter”). Headings used below correspond to those used in your Comment Letter.

Principal Investment Strategies, page 3

1.	We reissue Comment No. 8 from the Comment Letter, with regard to the determination of whether an investment is economically tied to a particular country. Please disclose a quantitative threshold (majority or numerical test) with respect to the factor concerning whether an issuer receives revenues or profits from goods produced or sold from, or investments made or services performed in, a country. If you disagree, please explain how you considered footnote 26 of the adopting release for Rule 35d-1.

We acknowledge the Commission staff’s (“Staff”) reissuance of the comment and reference to footnote 26 of the adopting release for Rule 35d-1 (“Footnote 26”). As a threshold matter, we remind the Staff that the Fund’s use of the term “global” in its name is not subject to Rule 35d-1. Footnote 42 of the adopting release (“Footnote 42”) makes clear that when used in a Fund’s name, the term “global”…connote[s] diversification among investments in a number of different countries throughout the world” and is therefore not subject to Rule 35d-1. Footnote 42 also indicates that the Division of Investment Management expects that investment companies that use the term in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. Thus, the Commission made an affirmative distinction between funds with names that are subject to Rule 35d-1 (and by extension footnote 26), which is concerned with a test of the amount of a Fund’s assets being invested in one particular country or region, and those using the term “global”, which uses a diversification test concerned with a fund’s investments in a number of different countries throughout the world, i.e., a fund’s geographic dispersion of its investments and risks across a number of countries.

This framework was recently memorialized in a letter reflecting an understanding between the Staff and the Investment Company Institute (ICI).[1] In it, the ICI reminded its members that while SEC reviewers can request that a fund expressly describe how it will invest its assets in investments that are economically tied to a number of countries throughout the world, the Commission had also acknowledged that no one approach to doing so is compulsory. The Fund believes that Footnote 42 and the ICI Letter reflect the Commission’s understanding that a “global” fund is to be accorded more flexibility in the way it describes how it will invest globally than a fund subject to Rule 35d-1.

The Footnote 26 occurs in the context of funds that must comply with Rule 35d-1. We acknowledge that Footnote 26 provides relevant guidance for purposes of analyzing an economic tie to a particular country or region. Since the Fund’s name is not governed by Rule 35d-1 nor Footnote 26, that guidance has no relevance to the Fund and the use of the term “global” in its name. However, that economic tie only makes sense in the context of Rule 35d-1 and its focus on ensuring sufficient investment in a particular named country or region. Moreover, while the Fund acknowledges that Footnote 26 expresses the Staff’s view of an appropriate threshold percentage for determining whether an issuer is tied economically in the context of the Rule 35d-1 application to a particular country or region, it does not address the broader determination of how a global fund invests in a number of countries throughout the world. Footnote 42 and the ICI Letter does. The Fund submits that imposing a 50% or “majority of” test as a result of the expectation expressed in Footnote 26, a test designed in connection with Rule 35d-1 with respect to investment in a specific country or region, would be wholly inappropriate for this “global” fund. The Fund’s investment strategy has been designed to gain exposure to the economic fortunes of a number of different countries, and it can satisfy that test by investing in an issuer that is truly global and not tied to any particular country unlike the test in Footnote 26. The Fund believes there is a distinct difference between a fund that aims to satisfy the “amount” test under Rule 35d-1 for purposes of concentrating its assets in one country or geographic region, and a fund seeking to be globally diverse with a principal investment strategy of spreading its investments and risks across a number of different countries. This is because certain well known global issuers, like those noted below, may fail to meet the 50% revenue test because they are truly global companies that earn revenues from a number of countries throughout the world. This broader scope is the reason that funds with “global” in their name are not under the specific regulatory scope of Rule 35d-1 and Footnote 26, and why the Commission, in the ICI Letter, noted that a certain approach is not compulsory so long as funds expressly describe their global investment strategy.

This Fund’s strategy contemplates investments in issuers that are economically tied to a number of countries throughout the world, consistent with the Staff’s expectation reflected in Footnote 42. The Fund discloses a number of criterion it can use to determine an issuer’s economic ties, including (in summary), geographic location of domicile or principal offices or primary trading markets, from where it receives revenues or profits, or inclusion of an issuer or its securities in an index representative of a certain country. However, with respect to the revenue criterion, by way of example, Toyota Motor Corporation is domiciled in and has principal offices in Japan, and is a top 10 constituent in the MSCI Japan Index (USD).[2] Yet, it receives less than 50% of its revenues from any one country, including Japan.[3] Honda would also likely fail the test advanced by the Staff.[4] General Electric and Exxon Mobil, each U.S. S&P 500 companies trading on the NYSE, also fail to have 50% of their revenues from any one country.[5] Yet, these are all global companies that are economically tied to a number of different countries throughout the world. They each would fail a 50% revenue test, but they are precisely the type of issuers that a broader “global” fund, like the Fund, would invest in.

For the reasons discussed above, we do not read Footnote 26 to require that the Fund impose a 50% test, and doing so is unworkable for this “global” fund and would unduly restrict it eein a manner inconsistent with its investment strategies and the Commission’s explicit acknowledgement that “global” funds should be accorded flexibility in how they describe how they will invest globally, i.e., invest their assets in investments that are tied economically to a number of different countries. Consequently, we respectfully decline to add a 50% test.

About the Fund’s Wholly-Owned Subsidiary, page 33

2.               We again reissue Comment #18, in part, with respect to the second bulleted item concerning disclosure that each investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under section 2(a)(20), and the fourth bulleted item concerning disclosure that the subsidiary complies with provisions relating to affiliated transactions and custody (relating to Section 17) and identified the custodian of its assets. Please reconsider those comments, including adding the requested disclosure to the SAI in lieu of adding it to the prospectus.

For the avoidance of doubt, in light of the Staff’s reissued comment, the Fund has:

A.	In the Prospectus under “ABOUT THE FUND’S WHOLLY-OWNED SUBSIDIARY,” added the following disclosure as shown below, to disclose that the Subsidiary is subject to the same policies and procedures as the Fund for purposes of complying with provisions relating to affiliated transactions:

The Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as those adopted by the Fund. As a result, in managing the Subsidiary's portfolio, the Manager and Sub-Adviser are subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, affiliated transactions, and the timing and method of the valuation of the Subsidiary's portfolio investments and shares of the Subsidiary. The Fund's Chief Compliance Officer oversees implementation of the Subsidiary's policies and procedures, and makes periodic reports to the Fund's Board regarding the Subsidiary's compliance with its policies and procedures.

The following disclosure is also included under the same section, indicating that the Fund and Subsidiary share the same custodian:

The Subsidiary has also entered into separate contracts for the provision of custody, transfer agency, and audit services with the same service providers as those engaged by the Fund.

The custodian for the Fund and the Subsidiary, JPMorgan Chase, is disclosed on the back page of the SAI.

B.	In the SAI, under “Board of Trustees and Oversight Committees, added the following disclosure to indicate that the adviser, as adviser to the Subsidiary, is subject to the same process for purposes of Section 15 of the Investment Company Act as it is with respect to the Fund:

The members of the Regulatory & Oversight Committee are Matthew P. Fink (Chairman), David K. Downes, Edmund P. Giambastiani, Jr., Elizabeth Krentzman, Joel W. Motley, Joanne Pace, Daniel Vandivort and Brian F. Wruble. The Regulatory & Oversight Committee evaluates and reports to the Board on the Fund's contractual arrangements, including the Investment Advisory, Sub-Advisory and any

Sub-Sub-Advisory Agreements (if applicable, including any with a wholly-owned subsidiary), ~~and~~ Distribution Agreements, Transfer Agency and Shareholder Service Agreements and custodian agreements as well as the policies and procedures adopted by the Fund to comply with the Investment Company Act and other applicable law. The Regulatory & Oversight Committee also reviews reports from the Manager's Risk Management Department and Chief Compliance Officer among other duties as set forth in the Regulatory & Oversight Committee's Charter. These reports, and others concerning investment, operational and other risks to the Funds are shared with, and discussed by, the full Board.

Additionally, we note that the following required disclosure is included in the prospectus under the section “How the Fund is Managed” – THE MANAGER AND THE SUB-ADVISER – Advisory Fees”:

A discussion regarding the basis for the Board of Trustees' approval of the Fund's investment advisory arrangements will be available in the Fund's first shareholder report following commencement of operations.

The Fund believes the added disclosures, supplemented by other disclosures included above and the Fund’s First and Second Response Letters, accommodates the Staff’s reissued comment.

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Cynthia L Bessette, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP

[1] See ICI Memorandum 26215 regarding "SEC Staff Comments on Fund Names (35d-1) (June 4, 2012), available at http://www.ici.org/my_ici/memorandum/memo26215 (the “ICI Letter”).

[2] MSCI Japan Index (USD), July 31, 2015.

[3] Toyota Motor Company, Annual Report, Year ended March 31, 2014, p. 51 (available at http://www.toyota-global.com/investors/ir_library/annual/).

[4] Honda Motor Co., Ltd. Annual Report Year Ended March 31, 2014, pp. 14-22 (available at http://world.honda.com/investors/library/annual_report/)

[5] See Matt Krantz, 10 U.S Companies That Take the Most Foreign Money, USA Today Money (July 15, 2015 (http://americasmarkets.usatoday.com/2015/07/15/10-u-s-companies-take-the-most-foreign-money/).